

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 7010

July 16, 2008

<u>Via U.S. mail and facsimile</u>

Bernard J. Duroc-Danner, Chief Executive Officer
Weatherford International Ltd.
515 Post Oak Boulevard
Suite 600
Houston, Texas 77027

> **Re:** **Weatherford International Ltd.**
> **Form 10-K**
> **Filed February 21, 2008**
> **File No. 1-31339**
>
> **Schedule 14A**
> **Filed March 18, 2008**
> **File No. 1-31339**

Dear Mr. Duroc-Danner:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: J. Madison
    A. Nguyen Parker